Filed by Essential Utilities, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Essential Utilities, Inc.

Commission File No.: 001-06659

Date: October 27, 2025

The following FAQ was sent to employees of Essential Utilities, Inc. on October 27, 2025

WTRG Employee FAQ

1.	What was announced?
  We announced that American Water and Essential Utilities have entered into an agreement to combine in an all-stock, tax-free merger.
  The combined company will serve 4.7 million water and wastewater connections across 17 states and on 18 military installations.
  The combined company’s expanded set of resources will strengthen its ability to solve water and wastewater challenges and bring customer-centric capabilities to existing and new customers and communities.
  Its enhanced scale will support continued investment in critical infrastructure, enabling the combined company to continue providing superior customer service at affordable rates.
  The transaction is expected to close by the end of the first quarter of 2027, subject to customary closing conditions and approvals.
  The combination will offer benefits for all our stakeholders, including our customers, employees, shareholders and the communities we serve.
  We look forward to bringing our two highly complementary companies together and to leveraging nearly 300 years of collective experience to provide safe, clean, reliable and affordable services to our customers.

2.	Why are American Water and Essential Utilities merging?
  For nearly 140 years, both American Water and Essential have provided life’s most critical need with a focus on safety, trust, environmental leadership, innovation, affordability, teamwork and high performance.
  This combination is the next milestone in our journey.
  As a leading regulated U.S. water and wastewater utility, together we will have an enhanced ability to deliver safe, clean, reliable and affordable water and wastewater services to existing and future customers.
  We will be positioned to help solve water and wastewater challenges, and continue to safely and reliably support customers and communities, creating opportunities for employees and delivering value for shareholders.
  There will be no change in customer rates as a result of the merger, and American Water and Essential Utilities will be better able to maintain an average customer water bill that is affordable, supporting the economic prosperity of the more than 2,000 communities in which the combined company will operate.

3.	Who is American Water?
  American Water is the largest regulated water and wastewater utility in the U.S.
  For nearly 140 years, American Water has delivered for its customers and provided life’s most critical needs with a focus on safety, trust, environmental leadership, affordability, teamwork and high performance.
  American Water serves approximately 3.5 million connections with operations in 14 regulated states and on 18 military installations.
  American Water has a similar culture to Essential. They are committed to focusing on safety and sustainability, while investing in their employees and communities for the benefit of all stakeholders.

4.	How do the cultures of American Water and Essential Utilities compare?
  Both American Water and Essential Utilities are outstanding companies, with closely aligned values centered on safety, growth, operational excellence, excellent customer experience and recognition as a top-tier employer, all while delivering safe, clean, reliable and affordable services in the communities in which we operate.
  We look forward to bringing our skilled workforces together.

5.	How will this announcement affect my day-to-day? What does the merger mean for me?
  Between now and close, which we expect will occur by the end of the first quarter of 2027, American Water and Essential Utilities will continue to operate as separate, independent companies and it is business as usual.
  During this period, roles, responsibilities and priorities will largely remain the same. Some employees will be asked to participate in integration planning activities. Otherwise, we should stay focused on providing safe, clean, reliable and affordable water and wastewater services for our customers.
  Following closing of the transaction, we believe we will be better positioned as a combined company, which will mean more opportunities for employees as well.
  In the meantime, we’re counting on everyone to stay focused on delivering for our customers so we can continue the strong momentum that is underway.

6.	Who will lead the combined Company?
  Upon closing of the transaction, American Water President and CEO John Griffith will serve as President and CEO of the combined company.
  Essential CEO Chris Franklin will serve as Executive Vice Chair of the board of directors of the combined company and executive sponsor of the integration task force.
  The rest of the executive team will consist of proven leaders that reflect the strength and capabilities of both companies.

7.	Where will the combined Company be headquartered?
  The combined company will be headquartered in Camden, New Jersey.
  Our Bryn Mawr and Pittsburgh offices will each continue to maintain a strong operational presence long term.

8.	What does the review of strategic alternatives for non-water and non-wastewater businesses mean for me?
  We announced our plan to conduct a review of strategic alternatives for the non-water and non-wastewater businesses upon close.
  What that means is that we will look at all options to determine how we can maximize the value of the business while positioning it for long-term success.
  No decisions have been reached and there is no assurance that any particular outcome will occur.
  Importantly, your role and responsibilities do not change. We are operating as usual.

9.	When do you expect to complete the review of strategic alternatives?
  The evaluation process would occur after the closing of the transaction, which is expected by the end of the first quarter of 2027.
  It would be premature to speculate as to a formal timetable and there is no assurance that any particular outcome will occur.

10.	Will there be any layoffs as a result of this transaction?
  There are no immediate changes to roles, responsibilities or reporting structure as a result of this announcement.
  As with any merger of this size, there will be some roles where both sides have overlapping functions or redundancies.
  Part of the integration planning process will be to determine how to most effectively bring together the talent from both sides.
  Please keep in mind it is still very early in the process and no decisions beyond executive team leadership have been made.
  It is clear that both companies recognize the deep bench of talent at our companies and our strong foundation.
  We are committed to treating everyone with respect, will be as transparent as possible and communicate with you on a consistent basis as we make progress.

11.	Will the local utilities continue to operate under their current names? Will there be a rebranding?
•	Our operating companies will do business under their current names until the transaction is complete.
•	Our operating companies' names, post transaction, will be decided via our integration process and communicated when final.

12.	When is the transaction expected to close?
  We expect the transaction to close by the end of the first quarter of 2027, subject to customary closing conditions, including, among others, approval from each company’s shareholders, clearance under the Hart-Scott-Rodino Act, and regulatory approvals, including approval from the applicable public utility commissions.
  Until then, American Water and Essential Utilities will continue to operate as separate, independent companies and conduct business as usual.

13.	What will be the name of the combined company?
  The combined company will continue to use the name “American Water.”

14.	Will any facilities be closing because of this transaction?
  It is still very early in the process, and there are additional details to be determined as we form an integration team to bring our two companies together.
  We will continue to assess the needs of the combined business as we work through completion of the transaction.

15.	Are there any changes to reporting structures?
  Until the transaction closes, which we expect to occur by the end of the first quarter of 2027, American Water and Essential Utilities will continue to operate as separate, independent companies and conduct business as usual.
  Your reporting structure will remain the same during this time.

16.	What does this mean for compensation and benefits programs?
  Our compensation and benefit programs will remain in place prior to close.
  Our benefit enrollment for 2026 will launch November 10 as planned.
  We will continue with our other compensation programs in 2026, including annual merit reviews, short-term incentive and long-term incentive programs.
  For 2027, as we get nearer to close, we would share any changes that are relevant to programs.

17.	Should I sell my shares?
  Decisions to buy or sell stock up to the closing of the transaction are subject to our usual policies regarding purchases and sales of company stock.

18.	Does the transaction have any impact on union contracts or collective bargaining agreements?
  Both companies value their union partnerships, and all union contracts will continue to be honored in accordance with their current terms.

19.	What can employees expect between now and close of the transaction?
  The transaction is expected to close by the end of the first quarter of 2027, subject to customary closing conditions and approvals.
  Until the transaction closes, both American Water and Essential Utilities will continue to operate as independent, publicly traded companies and it remains business as usual.
  Over the coming months, we will be putting together plans on how best to bring our two companies together. This work will be supported by people from both companies.
  As our integration planning comes together, we will keep employees updated.

20.	What should I tell customers about the transaction?
  We are operating as usual.
  We will continue to provide them with services they have come to expect from us and believe that they will benefit from the combined company leveraging proven strategies and an expanded set of resources.

21.	What happens to my stock in my 401k plan?
  Under the terms of the agreement, Essential Utilities shareholders will receive 0.305 shares of American Water for each share of Essential Utilities they own at the closing of the transaction. This includes stock held in the 401k plan.

22.	Will there be changes to our 401k investments and programs?
  As we continue with normal business operations, our benefit programs will continue as we have them in place today.
  Pre-close, the transaction would not trigger a change in our 401k investments.
  Separately, our Essential Retirement Investment Committee regularly has an independent review of our 401k investments during the year to ensure we have a strong portfolio of investment options for employees.

23.	What happens to my stock options, restricted stock units and performance stock units?
  Pre-close, your stock options, restricted stock units and performance stock units will continue to vest according to their grant schedule. More information on stock treatment at close is available in your plan documents in Merrill Lynch.

24.	Do I need to exercise my vested stock options before the closing?
  You do not need to exercise your stock before the closing. You may hold or sell the stock as you normally would manage your portfolio.
  Upon closing, your vested WTRG options will be converted based on the exchange ratio to American Water vested stock. Under the terms of the agreement, Essential shareholders will receive 0.305 shares of American Water for each share of Essential they own at the closing of the transaction.

25.	Will we get merit increases in 2026 and 2027 before the transaction closes?
  We will continue with our annual merit review process before the transaction close. For 2026, new merit increases will be effective April 1, 2026, as is our process. 2027 merit process and effectiveness will follow the same timing.

26.	Will we get STI bonuses in 2026 and 2027 before the transaction closes?
  Our 2025 STI plan remains in effect for 2025. 2025 STI bonus payouts will occur in our normal timing of mid- March 2026. The 2026 STI payouts would follow similar timing.

27.	Will I get to keep my company car?
  Yes. During the pre-close period, our companies will continue to operate as they do today. As we do at both companies today, if we are creating new roles or evaluating changes in responsibility, we review whether a company vehicle is required to perform the job functions and that review process will continue.

28.	Will we get new uniforms?
  Once the plans for the company brands have been determined, information will be shared about uniforms. For now, there will be no changes- continue to wear your company-issued uniforms as you do today.

29.	Can I apply to open positions at either company?
  Both companies will operate as usual, which also applies to recruitment activities.

30.	Will I be offered the opportunity to work for the new company remotely?
  It is still too early to say whether there will be any changes to work and office schedules. More information will be shared during the integration process to bring the two companies together.

31.	Will my current team be merged with a team at American Water? When?
  During the pre-close period, the companies will continue in their normal course of business and operate separately. More information will be shared during the integration process to bring the two companies together.

32.	Will all of our technology (such as SAP) at Essential Utilities eventually transition to the tech platforms American Water has? When?
  It is still too early to say whether there will be any changes to technology platforms for either company. An integration team will be formed to evaluate how to bring both companies together and leverage best-in-class technology tools and services. More information will be shared during the integration process.

33.	What should I do if contacted by the press, financial analysts or investors?
  In accordance with our company policy, if you receive an inquiry from the media or another outside party, please direct them to Dave Kralle at dmkralle@essential.co.

34.	What do I tell family/friends/customers/industry peers if they ask?
  You can tell them that while this is an exciting time for both companies, for now, we will continue to operate as two separate companies until the transaction closes.

35.	What can I share on social media?
  As a public company, there are strict SEC rules that govern what and how we are able to share information on social media about this merger.
  It is ok to repost or “like” information posted by the Company.
  However, employees should refrain from generating new content or commenting about the announcement so that we can all comply with SEC rules.

36.	Where can I learn more about the merger?
  For more information about the merger, please visit AmericanWaterEssentialUtilitiesMerger.com.
  Employees can also find additional information about the merger on The Pipeline.

37.	Who should I reach out to if I have additional questions?
  We are committed to transparent communication and keeping you informed as we work through this process.
  If you have any questions about what this development means for you, please reach out to your manager or submit questions to communications@essential.co. We will do our best to cover submitted questions in future communications related to the transaction.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements included in this communication are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. In some cases, these forward-looking statements can be identified by words with prospective meanings such as “intend,” “plan,” “estimate,” “believe,” “anticipate,” “expect,” “predict,” “project,” “propose,” “assume,” “forecast,” “outlook,” “future,” “pending,” “goal,” “objective,” “potential,” “continue,” “seek to,” “may,” “can,” “will,” “should” and “could,” or the negative of such terms or other variations or similar expressions. Forward-looking statements may relate to, among other things: statements about the benefits of the proposed merger, including future financial and operating results; the parties’ respective plans, objectives, expectations and intentions; the expected timing and likelihood of completion of the merger and related transactions; the results of any strategic review; expected synergies of the proposed merger; the timing and result of various regulatory proceedings related to the proposed merger, and other general rate cases, filings for infrastructure surcharges and other governmental agency authorizations and proceedings, and filings to address regulatory lag; the combined company’s ability to execute its current and long-term business, operational, capital expenditures and growth plans and strategies; the amount, allocation and timing of projected capital expenditures and related funding requirements; the future impacts of increased or increasing transaction and financing costs associated with the proposed merger or otherwise, as well as inflation and interest rates; each party’s ability to finance current and projected operations, capital expenditure needs and growth initiatives by accessing the debt and equity capital markets and sources of short-term liquidity; impacts of the proposed merger on the future settlement or settlements of a party’s forward sale agreements, including potential adjustments to the forward sale price or other economic terms thereunder, and the amount of and the intended use of net proceeds from any such future settlement or settlements; the outcome and impact on other governmental and regulatory investigations; the filing of class action lawsuits and other litigation and legal proceedings related to the proposed merger; the ability to complete, and the timing and efficacy of, the design, development, implementation and improvement of technology and other strategic initiatives; each party’s ability to comply with new and changing environmental regulations; regulatory, legislative, tax policy or legal developments; and impacts that future significant tax legislation may have on each such party and on its business, results of operations, cash flows and liquidity.

These forward-looking statements are predictions based on currently available information, the parties’ current respective expectations and assumptions regarding future events that American Water Works Company, Inc. (“American Water”) and Essential Utilities, Inc. (“Essential Utilities”) believe to be reasonable. They are not, however, guarantees or assurances of any outcomes, performance or achievements, and readers are cautioned not to place undue reliance upon them. You should not regard any forward-looking statement as a representation or warranty by American Water, Essential Utilities or any other person that the expectation, plan or objective expressed in such forward-looking statement will be successfully achieved in any specified time frame, or at all. The forward-looking statements are subject to a number of estimates and assumptions, and known and unknown risks, uncertainties and other factors. Actual results may differ materially from those discussed in the forward-looking statements included in this communication as a result of the factors discussed in American Water’s Annual Report on Form 10-K for the year ended December 31, 2024, as filed with the Securities and Exchange Commission (the “SEC”) on February 19, 2025 (available at: ir.amwater.com), Essential Utilities’ Annual Report on Form 10-K for the year ended December 31, 2024, as filed with the SEC on February 27, 2025 (available at: essential.co), and each party’s other filings with the SEC, and additional risks and uncertainties, including with respect to (1) the parties’ ability to consummate the proposed merger pursuant to the terms of the definitive merger agreement or at all; (2) the ability to timely or at all obtain the requisite shareholder approvals with respect to each party; (3) each party’s requirement to obtain required governmental and regulatory approvals required for the proposed merger (and/or that such approvals may result in the imposition of burdensome or commercially undesirable conditions, including required dispositions, that could adversely affect the combined company or the expected benefits of the proposed merger); (4) an event, change or other circumstance that could give rise to the termination of the merger agreement; (5) the failure to satisfy or waive a condition to closing of the proposed merger on a timely basis or at all; (6) a delay in the timing to consummate the proposed merger; (7) the failure to integrate the parties’ businesses successfully; (8) the failure to fully realize cost savings and any other synergies from the proposed merger or that such benefits may take longer to realize than expected; (9) negative or adverse impacts of the announcement of the proposed merger on the market price of American Water’s or Essential Utilities’ common stock; (10) the risk of litigation related to the proposed merger; (11) disruption from the proposed merger making it more difficult to maintain relationships with customers, employees, contractors, suppliers, regulators, vendors, elected officials, governmental agencies, or other stakeholders; (12) the diversion of each party’s management’s time and attention from operations of such party; (13) the challenging macroeconomic environment, including disruptions in the water and wastewater utility industries; (14) the ability of each party to manage its respective existing operations and financing arrangements on favorable terms or at all, including with respect to future capital expenditures and investments, operation and maintenance costs; (15) changes in environmental laws and regulations regarding each party’s respective operations that may adversely impact such party’s businesses or increase the cost of operations; (16) changes in each party’s key management and personnel; (17) changes in tax laws that could adversely affect beneficial tax treatment of the proposed merger; (18) regulatory, legislative, local or municipal actions affecting the water and wastewater industries, which could adversely affect the parties’ respective utility subsidiaries; and (19) other economic, business and other factors, including inflation and interest rate fluctuations. The foregoing factors should not be construed as exhaustive.

These forward-looking statements are qualified by, and should be read together with, the risks and uncertainties set forth above and the risk factors included in American Water’s and Essential Utilities’ respective annual and quarterly reports as filed with the SEC, and readers should refer to such risks, uncertainties and risk factors in evaluating such forward-looking statements. Any forward-looking statements speak only as of the date this communication is first used or given. Neither American Water nor Essential Utilities has any obligation or intention to update or revise any forward-looking statement, whether as a result of new information, future events, changed circumstances or otherwise, except as otherwise required by the federal securities laws. New factors emerge from time to time, and it is not possible for American Water or Essential Utilities to predict all such factors. Furthermore, it may not be possible to assess the impact of any such factor on American Water’s or Essential Utilities’ businesses, viewed independently or together, or the extent to which any factor, or combination of factors, may cause results to differ materially from those contained in any forward-looking statement.

Important Additional Information about the Proposed Merger and Where to Find It

In connection with the proposed merger, American Water will file a registration statement on Form S-4, which will include a document that serves as a prospectus of American Water with respect to the shares of American Water’s common stock to be issued in the proposed merger and a joint proxy statement of American Water and Essential Utilities for their respective shareholders (the “joint proxy statement/prospectus”), and each party will file other documents regarding the proposed merger with the SEC. This communication is not a substitute for the registration statement, the joint proxy statement/prospectus or any other document that American Water or Essential Utilities may file with the SEC or mail to their respective shareholders in connection with the proposed merger. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF EACH PARTY ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS, ANY AMENDMENTS OR SUPPLEMENTS THERETO AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC OR INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. A definitive joint proxy statement/prospectus will be sent to American Water’s and Essential Utilities’ shareholders. Investors and security holders will be able to obtain the registration statement, the joint proxy statement/prospectus and the other documents filed regarding the proposed merger free of charge from the SEC’s website or from American Water or Essential Utilities. The documents filed by American Water with the SEC may be obtained free of charge at American Water’s investor relations website at ir.amwater.com or at the SEC’s website at www.sec.gov. The documents filed by Essential Utilities with the SEC may be obtained free of charge at Essential Utilities website at essential.co or at the SEC’s website at www.sec.gov. The information included on, or accessible through, American Water’s or Essential Utilities’ respective websites is not incorporated by reference into, and does not form a part of, this communication.

Participants in the Solicitation

American Water, Essential Utilities and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from American Water’s and Essential Utilities’ respective shareholders in connection with the proposed merger. Information about the directors and executive officers of American Water, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in American Water’s definitive proxy statement for its 2025 Annual Meeting of Shareholders, which was filed with the SEC on March 27, 2025, including under the headings “Compensation Discussion and Analysis,” “Director Compensation,” “Equity Compensation Plan Information,” and “Certain Beneficial Ownership Matters.” To the extent holdings of American Water’s common stock by the directors and executive officers of American Water have changed or do change from the amounts of American Water’s common stock held by such persons as reflected therein, such changes have been or will be reflected on Initial Statements of Beneficial Ownership of Securities on Form 3 (“Form 3”), Statements of Changes in Beneficial Ownership on Form 4 (“Form 4”) or Annual Statements of Changes in Beneficial Ownership of Securities on Form 5 (“Form 5”), in each case filed with the SEC. Information about the directors and executive officers of Essential Utilities, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Essential Utilities’ definitive proxy statement for its 2025 Annual Meeting of Shareholders, which was filed with the SEC on March 25, 2025, including under the headings “Director Compensation” and “Compensation Discussion and Analysis.” To the extent holdings of Essential Utilities’ common stock by the directors and executive officers of Essential Utilities have changed or do change from the amounts of Essential Utilities’ common stock held by such persons as reflected therein, such changes have been or will be reflected on Forms 3, Forms 4 or Forms 5, in each case filed with the SEC. Additionally, information regarding the respective directors and executive officers of American Water and Essential Utilities and other participants in each respective proxy solicitation and a description of their direct and indirect interests in the proposed merger, by security holdings or otherwise, will be contained in the registration statement and joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed merger when such materials become available. Investors and security holders should read the registration statement and joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. Investors may obtain free copies of these documents from American Water and Essential Utilities as indicated above.

No Offer or Solicitation

This communication is for informational purposes and is not intended to, and shall not, constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote for approval, nor shall there be any offer or sale of securities or solicitation of any vote or approval in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.